Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, DC 20006 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Jessica D. Burt
Partner
jburt@stradley.com
202.419.8409

February 13, 2025

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Ashley Vroman-Lee, Esquire

	Re:	Nationwide Mutual Funds
File Nos. 333-40455 and 811-08495

Dear Ms. Vroman-Lee:

On behalf of Nationwide Mutual Funds (the “Registrant”) and its series the Nationwide BNY Mellon Core Plus Bond Fund (the “Fund”), below you will find the Registrant’s responses to the comments conveyed by you on January 28, 2025 with regard to Post-Effective Amendment No. 286 (the “Amendment”) to the Registrant’s registration statement (the “Registration Statement”) on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 16, 2024, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment. These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Pennsylvania • New Jersey • Delaware • DC • New York • Illinois • California
A Pennsylvania Limited Liability Partnership

U.S. Securities and Exchange Commission

PROSPECTUS

1.
Comment:  The disclosure states that the Fund’s investment objective is to seek “maximum long-term total return, consistent with reasonable risk to principal.”  Please consider using a term other than “reasonable risk” that more precisely describes the risk profile that the Fund is seeking with respect to its investments.

Response:  Registrant respectfully notes that the Fund’s investment objective has been the same since the Fund’s inception and cannot be changed without the approval of the Registrant’s Board of Trustees.  Therefore, Registrant declines to take this comment.

2.
Comment:  As required by Item 3 of Form N-1A, please bold the following disclosure in the preamble to the fee table: “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

Response: Registrant has bolded the referenced disclosure as requested.

3.
Comment:  As required by Item 3 of Form N-1A, please add the following disclosure immediately after the expense example: “The Example does not reflect sales charges (loads) on reinvested dividends [and other distributions]. If these sales charges (loads) were included, your costs would be higher.”

Response:  Registrant respectfully notes that the requested disclosure is not applicable to the Fund because it does not charge sales loads on reinvested dividends.  As permitted by General Instruction 1(c) to Item 3, which states that a fund may omit captions referencing fees or expenses that are not charged by the fund, Registrant declines to add the requested disclosure.

U.S. Securities and Exchange Commission

4.
Comment:  The first paragraph under “Principal Investment Strategies” discusses investments in debt securities that carry higher risks but potentially offer higher rewards.  Is this referring to investments in junk bonds?  If so, please consider disclosing that in the first paragraph and consolidating it with the disclosure in the third paragraph that discusses investments in junk bonds.

Response:  The first paragraph under “Principal Investment Strategies” is meant to provide an overview of the Fund’s investment strategies, which are then described individually and in more detail in the subsequent paragraphs.  The Registrant notes that, while the disclosure “debt securities that carry higher risks” but offer “higher investment rewards” does include high-yield bonds (i.e., “junk bonds”), it also refers to the various other debt securities that are described throughout the entire section and which are also not specifically identified in the first paragraph (including collateralized mortgage obligations and corporate loans).  Registrant notes that specifically referencing junk bonds in the first paragraph without reference to the other securities in which the Fund invests could give the impression that investing in junk bonds is the Fund’s most prominent strategy, which is not the case, and that doing so could mislead investors.  Therefore, Registrant respectfully declines to add the requested disclosure.

5.
Comment:  In the third paragraph under “Principal Investment Strategies,” the disclosure states that the Fund “normally invests primarily in bonds that are rated, at the time of purchase, investment grade . . . .”  Please disclose how the Fund is defining “normally” and “primarily.”

Response:  Registrant notes that the terms “normally” and “primarily” in the first sentence have their plain English meanings and are descriptive of the Fund’s investment strategy, which is to invest mostly in investment grade bonds.  The first sentence is meant to be read in conjunction with the second, which states that the Fund may invest “up to 25%” of its assets in high-yield bonds.  These sentences, when read together, imply that at least 75% of the Fund’s assets will be invested in investment grade bonds, and would be understood as such by the average or typical investor.  Therefore, Registrant respectfully declines to revise the referenced disclosure.

6.	Comment: The disclosure under “Principal Investment Strategies” uses the term “junk bonds” to describe high-yield bonds. Please also include that term in the disclosure for “high-yield bonds risk.”

Response: Registrant has updated the disclosure as requested.

7.
Comment:  Please explain the basis of the following statement, which appears in the disclosure for “corporate loans risk”: “Corporate loans have speculative characteristics and high risk, and are often referred to as ‘junk.’”  Is the Fund investing in companies with low credit ratings?

Response:  Registrant respectfully directs the Staff to the Item 9 disclosure for “corporate loans risk,” which goes into further detail about the speculative character and high risks of corporate loans.  Specifically, the Item 9 disclosure states:

Although borrowers frequently provide collateral to secure repayment of these obligations they do not always do so. If they do provide collateral, the value of the collateral may not completely cover the borrower’s obligations at the time of a default. If a borrower files for protection from its creditors under U.S. bankruptcy laws, these laws may limit the Fund’s rights to its collateral. In addition, the value of collateral may erode during a bankruptcy case. In the event of a bankruptcy, the holder of a corporate loan may not recover its principal, may experience a long delay in recovering its investment and may not receive interest during the delay. Furthermore, investments in corporate loans may not be considered “securities” for certain federal securities laws, and therefore the Fund may not be able to rely on the antifraud protections of the federal securities laws.

U.S. Securities and Exchange Commission

As noted in the disclosure, the Fund may invest up to 25% of its assets in below-investment grade securities, including below-investment grade corporate loans.

8.
Comment:  Because the disclosure under “Principal Risks” includes “sector risk,” please add corresponding disclosure under “Principal Investment Strategies” that the Fund may focus its investments in one or more industries or economic sectors.

Response:  Registrant has removed “sector risk” from the “Principal Risks” section, as the Fund does not focus its investments in one or more industries or economic sectors as a principal investment strategy.

9.	Comment: On page 8 under “Principal Investment Strategies,” please include the term “junk bonds” in the disclosure regarding high-yield bonds.

Response:  Registrant respectfully directs the Staff to the definition of “high-yield bonds” that appears under “Key Terms” on page 9, which states that high-yield bonds are “commonly referred to as ‘junk bonds.’”

10.
Comment:  Because the disclosure under “Risks of Investing in the Fund” on page 15 includes “financials” as a sub-risk to “sector risk,” please consider adding corresponding disclosure under the Item 9 “Principal Investment Strategies” that the Fund may focus its investments in the financials sector.

Response: See Registrant’s response to Comment 8 above.

11.
Comment:  Page 17 includes disclosure under the heading “Temporary investments.”  Is this a temporary defensive position?  If yes, please label as such, as required by Instruction 6 to Item 9(b) of Form N-1A.  Also disclose the effect of taking such a temporary defensive position (i.e., that the Fund may not achieve its investment objective).

Response:  Registrant has revised the referenced disclosure to “Temporary defensive positions.”  Registrant respectfully directs the Staff to the last sentence of the paragraph, which already states the effect of taking a temporary defensive position (i.e., it prevents the Fund from fully pursuing its investment objective, and the Fund may miss potential market upswings).

U.S. Securities and Exchange Commission

STATEMENT OF ADDITIONAL INFORMATION

12.
Comment:  Under “Investment Restrictions,” the industry concentration policy states that the Fund may not purchase the securities of any issuer if, as a result, 25% or more of the Fund’s assets would be invested in the securities of issuers that are in the “same industry.”  Item 16 of Form N-1A and Section 8(b)(1) of the 1940 Act require that the Fund describe its policy with respect to concentrating investments “in a particular industry or group of industries.”  Please revise the disclosure to reference “a particular industry or group of industries.”

Response:  Registrant respectfully submits that the investment restriction relating to concentration is consistent with Section 8(b)(1) of the 1940 Act and Item 16 of Form N-1A, which provide that a fund must disclose its policy with respect to concentrating investments in either a particular industry or group of industries. Neither Section 8(b)(1) of the 1940 Act nor the Instructions of Form N-1A require the Fund to disclose a policy not to concentrate its investments with respect to both industries and groups of industries.

Registrant respectfully directs the Staff to the last paragraph on page 55, which was added as an explanatory note in response to a previous comment to satisfy the Staff’s request that the stated policy be more consistent with the literal wording of Section 8(b)(1) of the 1940 Act:

Under the 1940 Act, investments of more than 25% of a fund’s total assets in one or more issuers in the same industry or group of industries constitutes concentration. The policy described in the fifth bullet under “Investment Restrictions” will be interpreted in accordance with public interpretations of the SEC and its staff pertaining to concentration from time to time, and therefore the reference to “industry” in such policy shall be read to include a group of related industries. The policy will be interpreted to give broad authority to the Fund as to how to classify issuers within or among either industries or groups of related industries. The Fund currently utilizes one or more industry classifications used by one or more widely recognized market indexes or rating group indexes, and/or as defined by the Adviser.

13.	Comment: Under “Officers of the Trust,” please update the information for Kevin Grether to include his principal occupations during the past five years. Right now the entry does not include any dates.

Response: Registrant has updated the disclosure to reflect that Mr. Grether was Vice President and Chief Compliance Officer of Nationwide Asset Management, LLC from June 2006 to January 2022.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8409, or Michael E. Schapiro at (202) 507-5163, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Jessica D. Burt
Jessica D. Burt, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Michael E. Schapiro, Esquire